January 17, 2008

VIA FAX AND OVERNIGHT MAIL

Mr. Daniel Morris, Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Yum! Brands, Inc.
Definitive 14A

Filed April 6, 2007

File No. 001-13163

Dear Mr. Morris:

YUM! Brands, Inc. (the “Company”) has received your letter dated December 12, 2007, which contain comments based on your review of the above referenced Definitive 14A. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses:

1.          While we note your response to prior comment 3, we re-issue the prior comment. Specifically, please confirm that you will identify, to the extent known, the companies included in the Towers Perrin and Hewitt Associates’ industry surveys. To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the surveys.

RESPONSE

To the extent the Compensation Committee does benchmark executive compensation decisions against any compensation surveys or peer groups, in future filings we will identify, to the extent known, the companies included in the surveys and to the extent that identities of these companies are not known we will describe demographic data for the companies included in the surveys. We understand that if the Committee’s decisions are not tied to a particular peer group and result from a

January 17, 2008

subjective analysis or analysis unrelated to the peer group, this would not be benchmarking and disclosure of a peer group of companies would not be necessary.

2.          We note your responses to prior comments 8 and 9. We continue to believe that you should provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. While we note that you have identified certain contributions by the named executive officers, please confirm that you will also address how the contributions were weighted and factored into your specific compensation decisions, including decision related to long-term incentive compensation.

RESPONSE

To the extent the Committee assigns specific weights to an executive’s contributions to determine actual compensation, in future filings, we will disclose how the contributions were weighted and factored into the specific compensation decisions. Of course, if specific weights and factors are not considered, because the Committee made subjective assessments, we will disclose that the determinations were made based on the Committee’s subjective assessment.

Please call if you have any other questions or comments.

Very truly yours,

/s/ John P. Daly